EXHIBIT 7.1

INVESTOR RELATIONS – COMPANY PROFILE

OVERVIEW
COMPANY:	Beacon Enterprise Solutions Group, Inc.
BASE/LOCATION:	Louisville, KY
INVESTOR RELATIONS:	Chesapeake Group
INDUSTRY:	IT Technology/Telephony
SYMBOL:	BEAC
TRADED:	OTCBB
RECENT PRICE:	.85 (on 01-15-09)
52 WEEK RANGE:	.51 - $2.00

SHARES OUTSTANDING:	22.2 MM

MARKET CAPITALIZATION	$18.9 MM (on 01-15-08)
ESTIMATED PUBLIC FLOAT:	4 MM
PUBLIC SINCE:	January 2008
WEBSITE:	www.askbeacon.com

Revenue and Earnings

(Fiscal year ends 9/30)
	FY 2008	FY 2009E (Range)	FY 2010E (Range)

Revenues:	$6.0 MM	$18.1MM* - $32.3 MM	$47.9MM - $69.4 MM
Fully diluted Operating EPS:	(.14)	$0.08 - $0.12	$0.16 - $0.20
*	Based solely upon current annualized revenue plus existing sales pipeline

KEY FACTS

-	Internal Growth rate expected to exceed 50% for next several years - multiple large contracts started in first quarter of 2009
-	Strong Management team with history of building publicly traded companies
-	Transition to profitability in early FY2009
-	Beacon provides a fully integrated IT Telecom service offering providing an “all in one stop” for its customers
-	Services are resistant to economic cycles providing integrated solutions that can save enterprise customers up to 30% or more on their annual infrastructure management and support expenditures (focus on cost containment)
-	Provides ongoing support for legacy systems.
-	Support services provide ongoing recurring revenue streams
-	Company has over 4,000 unique customers including Fidelity Investments, Merck, JNJ, Papa Johns, Yum! Brands, Volvo and UPS
-	On November 24, 2008 the company launched its I(3)MAC Infrastructure Management System service which assists enterprises in centralizing the control, tracking, documentation and implementation of all low voltage infrastructure activity within their organization.
-	On December 19, 2008 Beacon entered into a new three year agreement, valued at $19 million, to significantly expand its pre-existing relationship and provide IT design and infrastructure support services to one of the world’s largest pharmaceutical and consumer health products companies.

Management Overview:

Bruce Widener, CEO and Chairman
Over 19 years of industry experience. Mr. Widener previously served as Senior Vice President of Corporate Development and was one of the founding employees of UniDial Communications / Lightyear Network Solutions, a private company that grew from start-up to over $220,000,000 in sales within six years. At Lightyear, Mr. Widener was responsible for Product Development and IT as well as Mergers & Acquisitions and was the driving force behind several significant initiatives, including the Company’s unique authorized agent program and its entrée into the Local, Data and most recently VoIP markets. Prior to joining Lightyear, Mr. Widener held positions at WorldTel Services, LiTel/LCI International and Charter Network.

Rick Mills, President
Over 26 years of industry experience. Mr. Mills joined publicly traded Pomeroy Computer Resources, Inc. in 1993 and served as Chief Operating Officer and a member of the Board of Directors from 1995 until 1999. During his tenure, Pomeroy met or exceeded analyst expectations for 23 consecutive quarters and grew to over $635,000,000 in sales. Additionally, Mr. Mills previously served as CEO of Cyberswap, Inc. where he grew sales from $2,000,000 per month to over $10,000,000 per month in less than one year.

Kenneth E. Kerr RCDD, Chief Operating Officer
Over 25 years of industry experience. Mr. Kerr most recently served as the President and was a co-founder of CETCON, Inc., a network design, engineering and project management firm based in Cincinnati, OH. Mr. Kerr is a BICSI certified RCDD and holds a BSEE from The Ohio State University. Under his direction, CETCON, Inc. has grown to become a preferred provider of design engineering services for Fortune 500 companies and government agencies.

Robert R. Mohr, CPA, Chief Accounting Officer
Over 19 years of finance, accounting and operations experience. Mr. Mohr most recently served as Director of Financial Reporting of Triple Crown Media, Inc. (NASDAQ: TCMI), a $130 million sports marketing, association management and newspaper concern, where he was in charge of SEC compliance, financial reporting and analysis.

Forward Looking Statements: This document contains “forward looking statements.” Expressions of future goals and similar expressions reflecting something other than historical fact are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. These forward-looking statements may include, without limitation, statements about our market opportunity, strategies, competition, expected activities and expenditures as we pursue our business plan. Although we believe that the expectations reflected in any forward looking statements are reasonable, we cannot predict the effect that market conditions, customer acceptance of products, regulatory issues, competitive factors, or other business circumstances and factors described in our filings with the Securities and Exchange Commission may have on our results. The company undertakes no obligation to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this document.

Disclaimer: This fact sheet is for informational purposes only and is current as of January 15, 2009.Beacon Enterprise Solutions Group, Inc.. is a reporting company under the Securities and Exchange Act of 1934 and is required to file annual, quarterly and proxy information with the Securities and Exchange Commission. Chesapeake Group was compensated to provide investor relations services to Beacon Enterprise Solutions Group, Inc.